November 2, 2015

Chairman Bough Lin
Siliconware Precision Industries Co., Ltd.
No. 123, Section 3, Dafeng Rd, Tanzi District, Taichung City

Dear Chairman Lin:

As we have communicated to you on several previous occasions, the intention of our company’s investment in your company through a tender offer was to establish the basis and opportunity for exploration of possible avenues of cooperation with your company, in order to face the challenge of intensifying global competition and the growing trend for consolidation of the semiconductor industry.

We have not yet received a response for the letter we delivered to you recently, on October 22. We would like to once again express our sincere hope of engaging in discussion and planning with your company as soon as possible for specific plans of cooperation. We sincerely hope that our ideal of seeking positive cooperation between both companies will be acknowledged by your company, so that we may work together for the development of the overall Taiwanese economy and the sustained improvement of the competitive advantage of the Taiwanese semiconductor packaging industry.

Once again, we look forward to hearing from you regarding a possible method and date for a meeting in which both parties can discuss the related matters. We can fully accommodate your availability for any travel and meeting arrangements.

We hereby sincerely wish you the best of health.

Advanced Semiconductor Engineering, Inc.
Chairman: Jason C. S. Chang